Pricing Term Sheet

Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of 6.75% Series A Non-Cumulative Perpetual Preferred Stock

This pricing term sheet is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated November 5, 2012 (the “Revised Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-184381) of EverBank Financial Corp, as filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2012 (as so amended, the “Registration Statement”), related to the Company’s proposed offer and sale of depositary shares (the “Depositary Shares”), each representing 1/1,000th Interest in a Share of 6.75% Series A Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”), and to advise you of the revisions reflected in the Revised Preliminary Prospectus (2) to supplement the information in respect of the Preferred Stock and the Depositary Shares set forth under “Description of Series A Preferred Stock” and “Description of Depositary Shares” in the preliminary prospectus, dated November 5, 2012 (the “Preliminary Prospectus”, and (3) to provide you with a hyperlink to the current version of the Registration Statement.

This pricing term sheet relates only to the Depositary Shares and the Preferred Stock described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement. The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link:

http://sec.gov/Archives/edgar/data/1502749/000119312512451732/d421825ds1a.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Revised Preliminary Prospectus. Any representation to the contrary is a criminal offense.

Issuer:	EverBank Financial Corp

Security:	Depositary shares, each representing a 1/1,000th interest in a share of Series A Non-Cumulative Perpetual Preferred Stock of the Issuer

Size:	$150,000,000 (6,000,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	When, as and if declared at a rate per annum equal to 6.75% from the date of issuance

Dividend Payment Dates:	5th day of January, April, July and October of each year, commencing on January 5, 2013

Optional Redemption:	On January 5, 2018, or any dividend payment date thereafter, the Series A Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series A Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, at any time within ninety (90) days following a “regulatory capital treatment event,” as described in the prospectus at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Pricing Date:	November 5, 2012

Settlement Date:	November 13, 2012 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$4,725,000

Net Proceeds (before offering expenses) to Issuer:	$145,275,000

Capitalization	As of June 30, 2012, as adjusted for this offering, we would have had cash of $662,678, Series A Preferred Stock of $150,000 and total shareholders’ equity of $1,325,815 (each in thousands).

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Goldman, Sachs & Co.

Lead-Manager:	Raymond James & Associates, Inc.

Co-Managers:	Deutsche Bank Securities Inc. Keefe, Bruyette & Woods, Inc. Sterne, Agee & Leach, Inc.

Listing:	The Issuer intends to apply to list the depositary shares on the New York Stock Exchange under the symbol “EVER-PrA”. If the application is approved, the Issuer expects trading of the depositary shares on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	29977G 201/US29977G2012

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC at 1-877-827-6444, ext. 561 3884, or Goldman, Sachs & Co. at 1-866-471-2526.